SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________

SCHEDULE 13E-3
(Rule 13e-100)

Rule 13e-3 Transaction Statement under Section 13(e)
of the Securities Exchange Act of 1934

SonomaWest Holdings, Inc.

(Name of the Issuer)

SonomaWest Holdings, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

835637109

(CUSIP Number of Class of Securities)

David J. Bugatto
Robert W.C. Davies
David A. Janke
Members, Special Committee of the Board of Directors
SonomaWest Holdings, Inc.
2064 Highway 116 North
Sebastopol, CA 95472
(707) 824-2534

With a copy to:

Hillel T. Cohn
Morrison & Foerster LLP
555 West Fifth Street
Suite 3500
Los Angeles, CA 90013
Telephone: (213) 892 5200
Fax: (213) 892-5454

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A,Regulation 14C or Rule 13e-(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☒	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$6,522,591	$757

* The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all 649,014 shares of common stock that are proposed to be acquired in the tender offer at a purchase price of $10.05 per share.

** The filing fee was determined by multiplying the transaction valuation by the filing fee of $116.10 per one million dollars of transaction value, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2011.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount  Previously Paid:  $757.27
Form or Registration No.: Schedule 13E-3/Schedule TO (Reg. No. 005-34214)
Filing Parties: Stapleton Acquisition Company, Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust
Date Filed:  April 1, 2011

Introduction

This Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) relates to the offer by Stapleton Acquisition Company, a Delaware corporation (“SAC”) as set forth in the Tender Offer Statement on Schedule TO, dated April 1, 2011 (Reg. No. 005-34214) and Amendment No. 1 thereto dated April 15, 2011 (together, the “Schedule TO”), to purchase all the outstanding shares of common stock, par value $0.0001 (the “Common Stock”) of SonomaWest Holdings, Inc., a Delaware corporation (“SonomaWest” or the “Company”) not owned by SAC, Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust (collectively, the “Stapleton Group”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 1, 2011 (the “Offer to Purchase”) which was filed as Exhibit (a)(1)(i) to the Schedule TO and a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which was filed as Exhibit (a)(1)(ii) to the Schedule TO and a copy of which is attached hereto as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended or further supplemented from time to time, constitute the “Offer”). The Schedule TO and Amendment No. 1 thereto was filed by SAC with the Securities and Exchange Commission (the “SEC”) on April 1, 2011 and April 15, 2011, respectively.

In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on April 15, 2011 (the “Schedule 14D-9”).  The information contained in the Schedule 14D-9 and the Offer to Purchase, including all schedules thereto, is expressly incorporated by reference in response to the items of this Schedule 13E-3, and is supplemented by the information specifically provided herein.

Item 1. Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption “Summary Term Sheet” (pages 1–7 thereof) is incorporated herein by reference.

Item 2. Subject Company Information

Regulation M-A Item 1002

(a) The filing person is the subject company. The information set forth in the Schedule 14D-9 under the caption “Item 1. Subject Company Information—(a) Name and Address” is incorporated herein by reference.

(b) The information set forth in the Schedule 14D-9 under the caption “Item 1. Subject Company Information—(b) Securities” is incorporated herein by reference.

(c)–(d) The information set forth in the Offer to Purchase under the caption “The Tender Offer—Price Range of SonomaWest Shares; Dividends on SonomaWest Shares” is incorporated herein by reference.

(e) None.

(f) None.

Item 3. Identity and Background of Filing Person

Regulation M-A Item 1003

(a)–(c) The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 2. Identity and Background of Filing Person.”

“Annex A—Business and Background of the Company’s Directors and Executive Officers”

Item 4. Terms of the Transaction

Regulation M-A Item 1004

(a)(1) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Introduction”

“The Tender Offer—Section 1. Terms of the Offer”

“The Tender Offer—Section 2. Acceptance for Payment and Payment for SonomaWest Shares”

“The Tender Offer—Section 3. Procedures for Accepting the Offer and Tendering SonomaWest Shares”

“The Tender Offer—Section 4. Withdrawal Rights”

“The Tender Offer—Section 5. Material United States Federal Income Tax Consequences of the Offer and the Merger”

“The Tender Offer—Section 7. Possible Effects of the Offer on the Market for SonomaWest Shares; Registration under the Exchange Act; Margin Regulations”

“The Tender Offer—Section 8. Merger and Appraisal Rights; ‘Going-Private’ Rules”

“The Tender Offer—Section 12. Conditions to the Offer”

“The Tender Offer—Section 13. Effect of SonomaWest Dividends and Distributions”

“The Tender Offer—Section 14. Certain Legal Matters; Regulatory Approvals”

“The Tender Offer—Section 16. Miscellaneous”

“Schedule A: Section 262 Appraisal Rights”

(a)(2) Not applicable.

(c) None.

(d) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“The Tender Offer—Section 8. Merger and Appraisal Rights; ‘Going-Private’ Rules”

“Schedule A: Section 262 Appraisal Rights”

The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 8. Additional Information—Appraisal Rights”

“Annex B—SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW”

(e) The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 8. Additional Information—Provision for Unaffiliated Stockholders”

(f) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

(a) The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 3. Past Contacts, Transactions, Negotiations and Agreements.”

“Item 6. Interest in the Securities of the Subject Company.”

(b) The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 4. The Solicitation or Recommendation—Background of the Offer”

“Item 4. The Solicitation or Recommendation—Reasons for the Recommendation by the Special Committee—Other Factors—Liquidation Valuation; Net Book Value; Other Factors Not Considered”

“Item 6. Interest in the Securities of the Subject Company.”

“Item 7. Purposes of the Transaction and Plans or Proposals.”

(c) and (e) The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 3. Past Contacts, Transactions, Negotiations and Agreements.”

“Item 4. The Solicitation or Recommendation—Background of the Offer”

“Item 4. The Solicitation or Recommendation—Reasons for the Recommendation by the Special Committee—Other Factors—Net Book Value; Other Factors Not Considered”

“Item 6. Interest in the Securities of the Subject Company.”

“Item 7. Purposes of the Transaction and Plans or Proposals.”

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Special Factors—Section 1. Background of the Offer”

“Special Factors—Section 5. Transactions and Arrangements Concerning the Shares”

“Special Factors—Section 9. Interests of Certain Persons in the Offer and the Merger”

“The Tender Offier—Section 10. Certain Information Concerning the Stapleton Group”

Item 6. Purposes of the Transaction and Plans or Proposals

Regulation M-A Item 1006

(b) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Introduction”

“Special Factors—Section 5. Transactions and Arrangements Concerning the Shares”

“Special Factors—Section 6. Certain Effects of the Offer and the Merger”

“Special Factors—Section 7. Plans for SonomaWest After the Offer and the Merger”

“The Tender Offer—Section 7. Possible Effects of the Offer on the Market for SonomaWest Shares; Registration Under the Exchange Act; Margin Regulations”

(c)(1)–(8) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Introduction”

“Special Factors—Section 1. Background of the Offer”

“Special Factors—Section 2. Purpose of and Reasons for the Offer; Consideration of Alternatives”

“Special Factors—Section 3. The Position of the Stapleton Group Regarding the Fairness of the Offer and the Merger”

“Special Factors—Section 5. Transactions and Arrangements Concerning the Shares”

“Special Factors—Section 6. Certain Effects of the Offer and the Merger”

“Special Factors—Section 7. Plans for SonomaWest After the Offer and the Merger”

“Special Factors—Section 8. Effects on SonomaWest if the Offer Is Not Consummated”

“Special Factors—Section 9. Interests of Certain Persons in the Offer and the Merger”

“Special Factors—Section 10. Possible Actions by the Stapleton Group with Regard to SonomaWest if the Offer Is Not Completed”

“The Tender Offer—Section 1. Terms of the Offer”

“The Tender Offer—Section 2. Acceptance for Payment and Payment for SonomaWest Shares”

“The Tender Offer—Section 3. Procedure for Accepting the Offer and Tendering SonomaWest Shares”

“The Tender Offer—Section 4. Withdrawal Rights”

“The Tender Offer—Section 5. Material United States Federal Income Tax Consequences of the Offer and the Merger”

“The Tender Offer—Section 6. Price Range of SonomaWest Shares; Dividends on SonomaWest Shares”

“The Tender Offer—Section 7. Possible Effects of the Offer on the Market for SonomaWest Shares; Registration Under the Exchange Act; Margin Regulations”

“The Tender Offer—Section 8. Merger and Appraisal Rights; “Going-Private” Rules”

“The Tender Offer—Section 10. Certain Information Concerning the Stapleton Group”

“The Tender Offer—Section 12. Conditions to the Offer”

“The Tender Offer—Section 13. Effect of SonomaWest Dividends and Distributions”

“The Tender Offer—Section 14. Certain Legal Matters; Regulatory Approvals”

“The Tender Offer—Section 16. Miscellaneous”

“Schedule A: Section 262 Appraisal Rights”

The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 3. Past Contacts, Transactions, Negotiations and Agreements—Interests of Certain Persons in the Offer

“Item 4. The Solicitation or Recommendation—(c) Intent to Tender.”

“Item 6. Interest in the Securities of the Subject Company.”

“Item 7. Purposes of the Transaction and Plans or Proposals.”

Item 7. Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a)–(d) The information in the Offer to Purchase under the following captions are incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Section 2. Purpose of and Reasons for the Offer; Consideration of Alternatives”

“Special Factors—Section 3. The Position of the Stapleton Group Regarding the Fairness of the Offer and the Merger”

“Special Factors—Section 6. Certain Effects of the Offer and the Merger”

“Special Factors—Section 7. Plans for SonomaWest After the Offer and the Merger”

“Special Factors—Section 8. Effects on SonomaWest if the Offer Is Not Consummated”

“Special Factors—Section 7. Effects of the Offer and the Merger”

“The Tender Offer—Section 5. Material United States Federal Income Tax Consequences of the Offer and the Merger”

“The Tender Offer—Section 7. Possible Effects of the Offer on the Market for SonomaWest Shares; Registration Under the Exchange Act; Margin Regulations”

“The Tender Offer—Section 8. Merger and Appraisal Rights; “Going-Private” Rules”

“Schedule A: Section 262 Appraisal Rights”

The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 4. The Solicitation or Recommendation—Reasons for the Recommendation by the Special Committee”

“Item 5. Persons/Assets Retained, Employed, Compensated or Used—Expenses”

“Item 7. Purposes of the Transaction and Plans or Proposals.”

Item 8. Fairness of the Transaction

Regulation M-A Item 1014

(a)–(b) The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 4. The Solicitation or Recommendation.”

(c) The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 2. Identity and Background of the Filing Person—(d) Tender Offer.”

(d) The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 4. The Solicitation or Recommendation—Reasons for Recommendation by the Special Committee—Procedural Fairness”

(e) The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 2. Identity and Background of the Filing Person—(c) Special Committee.”

“Item 4. The Solicitation or Recommendation–(a) Recommendation”

(f) The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 4. The Solicitation or Recommendation—Reasons for the Recommendation by the Special Committee—Other Factors—Net Book Value; Other Factors Not Considered”

Item 9. Reports, Opinions, Appraisals and Certain Negotiations

Regulation M-A Item 1015

(a)–(b) The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 4. The Solicitation or Recommendation—Background of the Offer”

“Item 4. The Solicitation or Recommendation—Opinion of Duff & Phelps”

“Item 5. Persons/Assets Retained, Employed, Compensated or Used.”

“Annex B—Opinion of Duff & Phelps, LLC”

(c) The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 8. Additional Information—Availability of Documents”

Item 10. Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a)–(b) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“The Tender Offer—Section 11. Source and Amount of Funds”

(c) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“The Tender Offer—Section 15. Fees and Expenses”

The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 5. Persons/Assets Retained, Employed, Compensated or Used—Expenses”

(d) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“The Tender Offer—Section 11. Source and Amount of Funds”

Item 11. Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a)–(b) The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 3. Past Contacts, Transactions, Negotiations and Agreements—Interests of Certain Persons in the Offer.”

“Item 6. Interest in the Securities of the Subject Company.”

Item 12. The Solicitation or Recommendation

Regulation M-A Item 1012

(d) The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 4. The Solicitation or Recommendation—(c) Intent to Tender.”

“Item 4. The Solicitation or Recommendation—Reasons for the Recommendation by the Special Committee”

(e) The information set forth in the Schedule 14D-9 under the following caption is incorporated herein by reference:

“Item 4. The Solicitation or Recommendation—(a) Recommendation.”

“Item 4. The Solicitation or Recommendation—(b) Reasons.”

Item 13. Financial Statements

Regulation M-A Item 1010

(a)(1) The audited consolidated financial statements of SonomaWest as of and for the fiscal years ended June 30, 2010 and June 30, 2009, and the notes thereto, are incorporated herein by reference to Item 8 of SonomaWest’s Annual Report on Form 10-K for the fiscal year ended June 30, 2010 filed by SonomaWest on September 28, 2010.

(a)(2) The unaudited consolidated financial statements of SonomaWest for the three months ended December 31, 2010, and the notes thereto, are incorporated herein by reference to Item 1 of SonomaWest’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2010 filed by SonomaWest on February 11, 2011.

(a)(3)–(4)  The information in the Offer to Purchase under the following caption is incorporated herein by reference:

“The Tender Offer—Section 9. Certain Information Concerning SonomaWest”

(b) Not material.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a) The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 5. Persons/Assets Retained, Employed, Compensated or Used”

“Item 4. The Solicitation or Recommendation—Opinion of Duff & Phelps”

(b) The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 5. Persons/Assets Retained, Employed, Compensated or Used”

Item 15. Additional Information

Regulation M-A Item 1011

(b) The information in the Schedule 14D-9 and the Offer to Purchase is incorporated herein by reference and is supplemented by the information specifically provided herein.

Item 16. Exhibits

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed with the SEC on April 1, 2011 and Amendment No. 1 thereto filed with the SEC on April 15, 2011).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed with the SEC on April 1, 2011).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed with the SEC on April 1, 2011).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed with the SEC on April 1, 2011).

(a)(1)(E)
Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees” (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed with the SEC on April 1, 2011).

(a)(1)(F)	Form of Summary Advertisement published in Investor’s Business Daily (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed with the SEC on January 15, 2010).

(a)(1)(G)	Press release, dated April 1, 2011, issued by SAC (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed with the SEC on January 15, 2010).

(a)(2)(A)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Schedule 14D-9 filed with the SEC on February 24, 2011).

(a)(2)(B)	Press release, dated February 24, 2011, issued by SonomaWest (incorporated by reference to the Schedule 14D-9 filed with the SEC on February 24, 2011).

(b)	None.

(c)(1)	Written presentation of Duff & Phelps, LLC.

(c)(2)	Opinion of Duff & Phelps, LLC (incorporated by reference to Annex B of the Schedule 14D-9).

(d)(1)
SonomaWest Holdings, Inc. Second Amended and Restated 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2008 filed with the SEC on September 29, 2008).

(d)(2)	1996 Stock Option Plan, as amended (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (File No. 333-84295) filed with the SEC on August 2, 1999).

(d)(3)
Form of Contribution and Subscription Agreement, dated February 18, 2011, by and between Stapleton Acquisition Company and each of Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust (incorporated by reference to Exhibit 18 to the Schedule 13D/A filed with the SEC on February 18, 2011).

(d)(4)
Acquisition Support Agreement, dated February 18, 2011, by and among Stapleton Acquisition Company, Leeward Capital, L.P. and Leeward Investments, LLC (incorporated by reference to Exhibit 19 to the Schedule 13D/A filed with the SEC on February 18, 2011).

(d)(5)	None.

(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Annex C of the Schedule 14D-9 filed with the SEC on April 15, 2011).

(g)	None.

SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2011

SonomaWest Holdings, Inc.

By:	/s/ David J. Bugatto
Name: David J. Bugatto
Title: Member, Special Committee of the Board of Directors

By:	/s/ Robert W.C. Davies
Name: Robert W.C. Davies
Title: Member, Special Committee of the Board of Directors

By:	/s/ David A. Janke
Name: David A. Janke
Title: Member, Special Committee of the Board of Directors

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed with the SEC on April 1, 2011 and Amendment No. 1 thereto filed with the SEC on April 15, 2011).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed with the SEC on April 1, 2011).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed with the SEC on April 1, 2011).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed with the SEC on April 1, 2011).

(a)(1)(E)
Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees” (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed with the SEC on April 1, 2011).

(a)(1)(F)	Form of Summary Advertisement published in Investor’s Business Daily (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed with the SEC on January 15, 2010).

(a)(1)(G)	Press release, dated April 1, 2011, issued by SAC (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed with the SEC on January 15, 2010).

(a)(2)(A)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Schedule 14D-9 filed with the SEC on February 24, 2011).

(a)(2)(B)	Press release, dated February 24, 2011, issued by SonomaWest (incorporated by reference to the Schedule 14D-9 filed with the SEC on February 24, 2011).

(b)	None.

(c)(1)	Written presentation of Duff & Phelps, LLC.

(c)(2)	Opinion of Duff & Phelps, LLC (incorporated by reference to Annex B of the Schedule 14D-9).

(d)(1)
SonomaWest Holdings, Inc. Second Amended and Restated 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2008 filed with the SEC on September 29, 2008).

(d)(2)	1996 Stock Option Plan, as amended (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (File No. 333-84295) filed with the SEC on August 2, 1999).

(d)(3)
Form of Contribution and Subscription Agreement, dated February 18, 2011, by and between Stapleton Acquisition Company and each of Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust (incorporated by reference to Exhibit 18 to the Schedule 13D/A filed with the SEC on February 18, 2011).

(d)(4)
Acquisition Support Agreement, dated February 18, 2011, by and among Stapleton Acquisition Company, Leeward Capital, L.P. and Leeward Investments, LLC (incorporated by reference to Exhibit 19 to the Schedule 13D/A filed with the SEC on February 18, 2011).

(d)(5)	None.

(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Annex C of the Schedule 14D-9 filed with the SEC on April 15, 2011).

(g)	None.